

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2020

Michael S. Lebby
Chief Executive Officer
Lightwave Logic, Inc.
369 Inverness Parkway, Suite 350
Englewood, Colorado 80112

   Re: Lightwave Logic, Inc.
    Registration Statement on Form S-3
    Filed November 13, 2020
    File No. 333-250088

Dear Dr. Lebby:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Thomas Jones at 202-551-3602 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc: Clayton E. Parker, Esq.